June 23, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. David L. Osborn
President
16970 Dallas Parkway, Suite 402
Dallas, Texas 75248

Re:	Hudson`s Grill International Inc.
	Form 10-KSB for the fiscal year ended December 31, 2004
	Form 10-QSB for the quarter ended March 31, 2005
	Commission file # 333-94797:

Dear Mr. Osborn:

We have reviewed your April 27, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Financial Statements
Statements of Income
Note 4. Sale of Assets and Note Receivable

1. Reference is made to your response to our prior comment 2 in which you state that the gain on the sale of assets should not be presented with income from operations. In this regard, please revise your future filings to present the gain as discontinued operations since the gain was related to the sale of an entity whose operations and cash flows have been eliminated from your ongoing operations as a result of a prior disposal transaction. Also, expand Note 4 to disclose your accounting treatment. See paragraph 41 of SFAS 144 and
Staff Accounting Bulletin Topic 5:Z.5 for guidance.

Note 9.  Related Party Transaction

2. We note from your response to comment 5 that you are not required to perform any services for the two restaurants owned by one of your directors. Please revise your disclosure in future filings to indicate this fact.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Lamoureux at 202-551-3301 or Kathy Mathis at
202-551-3383 if you have questions.
								Sincerely,


								Linda Cvrkel
								Branch Chief
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Mr. David L. Osborn
Hudson's Grill International
June 23, 2005
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